March 10, 2006

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:          ASPEN TECHNOLOGY, INC. (file no. 000-24786)

Ladies and Gentlemen:

I am delivering this letter to confirm a conversation I had with Patrick Gilmore of the Securities and Exchange Commission on March 10, 2006.

In accordance with such conversation, I understand that Aspen Technology, Inc. (the “Company”) will have until Friday, March 24, 2006, to furnish a letter responding to the comments set forth in a letter dated February 28, 2006 from Kathleen Collins, Accounting Branch Chief of the Securities and Exchange Commission, to Mark Fusco, the President and Chief Executive Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended June 30, 2005 and its Forms 10-Q for the fiscal quarters ended September 30, 2005 and December 31, 2005.

Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Robert M. Cruickshank

Robert M. Cruickshank
Vice President, Finance